# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Iridium Communications Inc., CIK 0001418819
CUSIP: 46269C102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1750 Tysons Boulevard, Suite 1400, McLean, Virginia (VA), 22102
Date of event which requires filing of this statement: 04/02/2026
Filed by CIK 0001473963
Persons authorized to receive notices and communications: Steven B. Pfeiffer, Esq., Norton Rose Fulbright US LLP, 799 9th Street NW, Suite 1000, Washington, District Of Columbia (DC), 20001, (202) 662-4585; Brandon Byrne, Esq., Norton Rose Fulbright US LLP, 2200 Ross Avenue, Suite 3600, Dallas, Texas (TX), 75201-7932, (214) 855-7437

## Reporting persons
- Baralonco Limited (CIK 0001473963): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (9.53% of the class)
  Comment: *Based on 104,956,759 shares of Common Stock outstanding as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on February 12, 2026.
- Estate of the late Khalid bin Abdullah bin Abdulrahman: type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (9.53% of the class)
  Comment: * Based on 104,956,759 shares of Common Stock outstanding as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on February 12, 2026.
- Fahd bin Khalid bin Abdullah bin Abdulrahman, as legal representative of the Estate of the late Khalid bin Abdullah bin Abdulrahman: type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (9.53% of the class)
  Comment: *Based on 104,956,759 shares of Common Stock outstanding as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on February 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Iridium Communications Inc.
Address of issuer's principal executive offices: 1750 Tysons Boulevard, Suite 1400, McLean, Virginia (VA), 22102
Comment:
This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Iridium Communications Inc., a Delaware corporation (the "Issuer"). This Amendment No. 9 supplements and amends the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on October 8, 2009 by (i) Baralonco Limited, a British Virgin Islands company (the "Company") and (ii) Khalid bin Abdullah bin Abdulrahman, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on October 9, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on June 3, 2014, Amendment No. 3 to Schedule 13D filed with the SEC on May 17, 2019, Amendment No. 4 to Schedule 13D filed with the SEC on August 26, 2021, Amendment No. 5 to Schedule 13D filed with the SEC on November 26, 2021, Amendment No. 6 to Schedule 13D filed with the SEC on March 11, 2022, Amendment No. 7 to Schedule 13D filed with the SEC on June 26, 2025, and Amendment No. 8 to Schedule 13D filed with the SEC on November 26, 2025 (collectively, the "Amended Schedule 13D"). This Amendment No. 9 corrects an inadvertent administrative error in the calculation of the number of shares of Common Stock disclosed as beneficially owned in the Amended Schedule 13D.

Except as supplemented and amended herein, the Amended Schedule 13D is unchanged. Reference should be made to the Amended Schedule 13D for additional information.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Section (a) of Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

The Company beneficially owns 10,000,000 shares of Common Stock, representing approximately 9.53% of the Common Stock outstanding as of February 6, 2026 (based on 104,956,759 shares reported as outstanding in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on February 12, 2026, as calculated under Rule 13d-3 of the Securities and Exchange Act of 1934, as amended). As the Company is wholly owned by the estate of the late Khalid bin Abdullah bin Abdulrahman (the "Estate"), the Estate may also be deemed to beneficially own the same 10,000,000 shares of Common Stock directly owned by the Company. Fahd bin Khalid bin Abdullah bin Abdulrahman, as a legal representative of the Estate, may also be also be deemed to beneficially own the same 10,000,000 shares of Common Stock directly owned by the Company.

## Signatures
- Baralonco Limited: By: /s/ Steven B. Pfeiffer, Steven B. Pfeiffer, Director (04/02/2026)
- Estate of the late Khalid bin Abdullah bin Abdulrahman: By: /s/ Steven B. Pfeiffer, Steven B. Pfeiffer, Attorney-in-Fact (04/02/2026)
- Fahd bin Khalid bin Abdullah bin Abdulrahman, as legal representative of the Estate of the late Khalid bin Abdullah bin Abdulrahman: By: /s/ Steven B. Pfeiffer, Steven B. Pfeiffer, Attorney-in-Fact (04/02/2026)